November 12, 2009

Ms. Shannon Buskirk, Accounting Reviewer
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009, as amended September 29, 2009
Definitive Proxy Statement
Filed March 25, 2009
File No. 1-14447

Dear Ms. Buskirk:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Commission’s comment letter dated October 28, 2009.  We have reproduced each of the Staff’s questions and indicated our response thereafter.  We have reviewed this response with our current independent registered public accounting firm and outside legal counsel.

We believe that the following responses appropriately address the Staff’s comments.  As noted below, we will file an amendment (the “Amendment”) to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) upon the receipt of additional guidance from the Staff based on their review of our responses set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.           Comment:       Please review your cover page to indicate that your common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.  In this regard, we note that Form 8-A12B filed August 26, 1998.

Response:       The cover page of the Amendment will indicate that our common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

2.           Comment:       Please correct your commission file number on the cover of your periodic and current filings to read 1·14447, which was assigned in conjunction with your filing of the Form 8-A registration statement on August 26, 1998.

Response:       All of our future filings, including the Amendment, will reflect the correct commission file number of 1-14447.

Management’s Discussion and Analysis, page 21

  3.         Comment:       Please ensure that you describe to the extent necessary the reasons for any material year to year changes, in your financial statement line items.  For example, it appears that the amount of long-term debt, specifically borrowings under your revolving credit facility, more than doubled during fiscal 2008.  While we note your brief disclosure at page 27 under the caption “Net interest expense,” please revise your MD&A to provide a more fulsome description of the reasons for this material increase in long-term debt.

Response:       Our long-term debt amounted to $164.2 million at 12/31/07 and increased $92.6 million to $256.8 million at 12/31/08.  Long-term debt is the principal avenue for our financing needs and is comprised mostly of a revolving credit facility in a committed amount which we increased from $150 million to $225 million in May 2008 (as noted on page 35 of our Form 10-K, as amended).  We had borrowings under this facility amounting to $166.8 million as of 12/31/08 (also noted on Page 35) versus $78.6 million at 12/31/07.  We increased our borrowings under this facility to fund certain activities during 2008, mainly acquisitions and working capital growth (see page 27 of our Form 10-K, as amended, in the discussion of “Net interest expense”).  Specifically, we acquired a business within our Oilfield Services segment and paid cash of approximately $41.0 million to the prior owners (see page 34 of our Form 10-K, as amended, in the paragraph starting with “We acquired one business…”).  Our working capital also increased $60.2 million from $202.5 million to $262.7 million (see page 35 of our Form 10-K, as amended, in the paragraph starting with “Working capital was approximately….”).

We believe the above explanation is not materially different from the disclosures already provided within the MD&A section of our Form 10-K/A.  In our future filings, we will more cohesively describe the reasons for any material year to year changes in our financial statement line items, including long-term debt, as required.

Quantitative and Qualitative Disclosures About Market Risk, page 36

Exchange Rate Sensitivity, page 36

  4.         Comment:       Please identify for us which disclosure alternative in Item 305(a) of Regulation S-K you have chosen for this risk exposure category, and explain how your current disclosure complies with that requirement.  In this regard, we note that you have not provided tabular disclosure, sensitivity analysis disclosure, or value at risk disclosure.

Response:       With respect to our discussion of Exchange Rate Sensitivity within Item 305(a) of Regulation S-K, we have chosen to follow the sensitivity analysis disclosure rather than the tabular or value at risk disclosure.  Our exchange rate sensitivity results from foreign currency derivative instruments as well as foreign currency exchange rate risk resulting from the translation of certain subsidiaries’ financial statements into the US dollar reporting currency of AMCOL International Corporation, the ultimate parent company.

Item 305(a) requires us to separate our risks into two categories:  instruments entered into for trading purposes and those entered into for non-trading purposes.   It also requires that we disclose a potential loss in earnings or cash flows of market risk instruments resulting from hypothetical changes in foreign currency exchange rates and to describe the assumptions used to understand that disclosure.

At December 31, 2008, we only had one foreign currency derivative instrument outstanding, and it had a fair value of $62 thousand.  We believe this derivative is immaterial to our financial statements and thus have not made any disclosures with respect to it.  We have also not differentiated our risks between trading and non-trading as there is no material distinction – they are all non-trading and our policies prohibit us from entering into derivative transactions for trading purposes, as stated in the first paragraph under Item 7A.

The second requirement would be to discuss the hypothetical effect changes in exchange rates would have on our financial statements.  Although we have discussed the effects of changes in exchange rates in many places within our Form 10-K, we believe these discussions could benefit by being coalesced in a new paragraph with specific quantification of the effect that changes in exchange rates would have on our financial statements.  In that regard and pursuant to Rule 305(a), we will amend our Form 10-K to expand on these issues.  The one paragraph under the heading “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” and the two paragraphs under the its subheading “Exchange Rate Sensitivity” will be replaced in their entirety with the following paragraphs (all other paragraphs in Item 7A will remain the same):

                 Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency exchange rates, interest rates, and credit risk.  We use a variety of practices to manage these market risks, including derivative financial instruments when appropriate.  Our treasury and risk management policies prohibit us from using derivative instruments for trading or speculative purposes.  In addition, we also do not use leveraged derivative instruments or derivatives with complex features.

Exchange Rate Sensitivity

       As we operate in over 25 countries with many international subsidiaries, we are exposed to currency fluctuations related to manufacturing and selling products in currencies other than the U.S. dollar.  This foreign currency risk is diversified and involved assets, liabilities and cash flows denominated in currencies other than the U.S. dollar.  Our major foreign currency exposures involve our subsidiaries in Europe, Southeast Asia, and South Africa, although all foreign subsidiaries are subject to foreign currency exchange rate risk versus the U.S. dollar.  Exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future.

       We seek to manage our foreign currency exchange risk in part through operational means, including managing same currency revenues versus same currency costs as well as same currency assets versus same currency liabilities.  We also have subsidiaries with the same currency exposures which may offset each other, providing a natural hedge against one another’s currency risk.  Periodically, we use derivative instruments to reduce these foreign currency exchange rate risks.  At December 31, 2008, the fair value of our outstanding foreign currency derivative contracts was not material.

       Assets and liabilities of our international subsidiaries are translated at current exchange rates; gains and losses stemming from these translations are included as a component of Other Comprehensive Income and reported within Accumulated Comprehensive Income within our consolidated balance sheet.  Income and expenses of our international subsidiaries are translated at average exchange rates for the period, and any gains or losses on these transactions are included within Other income, net within our consolidated statement of operations.

       We can calculate the effect that changes in exchange rates would have on our total assets and net income.  This calculation cannot be extrapolated to actual results that might occur because changes in the relationship of exchange rates may also impact other assumptions and calculations, such as the income tax expense, which may counteract the sensitivities.    Notwithstanding and holding all other variables constant, a 10% change in the year-end exchange rates and a 10% change in our annual average exchange rates would result in a 4% and 7% increase in our total assets and net income, respectively.  These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes,

Definitive Proxy

  5.         Comment:       Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Response:       We have addressed this comment in each of the responses set forth below to comment numbers 6, 7, 8 and 9.

Election of Directors, page 4

  6.         Comment:       Please provide the complete 5-year biographical disclosure required by Item 401(e) for each officer and director.  In this regard we note that the disclosure for Audrey L. Weaver is deficient.  Please revise.

Response:       Ms. Weaver has served as a private investor for over ten years.  In our future filings, we will include more detailed information regarding the time period during which Ms. Weaver has served as a private investor.

Executive Compensation, page 9

Compensation Philosophy, page 10

  7.         Comment:       Please revise to disclose all qualitative and quantitative performance targets or goals established for each plan under which your NEOs received compensation during fiscal 2008.  For example, disclose the targets you set under the Annual Cash Incentive Plan for earnings per share and return on capital employed.  In addition, we note that the compensation of Messrs. Castagna and McKendrick is also based on business unit operating profit.  Disclose these targets as well.  See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:        For the fiscal year ending December 31, 2009, for which compensation information will be reported in our 2010 Proxy Statement, the only element of our executive compensation package which includes a performance requirement is our annual performance-based cash bonus awards under our Annual Cash Incentive Plan (the “Annual Bonus”).  Set forth below is a brief description of the 2009 Annual Bonus performance components for each of our named executive officers.  Each performance component includes a range, with increasing payouts thereunder as the performance improves.

Lawrence E. Washow, Chief Financial Officer – 25% of his Annual Bonus is based on the Company’s working capital as a percentage of sales and 75% of his bonus is based on the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”).  If the threshold performance targets are achieved, Mr. Washow is entitled to an Annual Bonus of 100% of his 2009 salary.  If the maximum performance targets are achieved, Mr. Washow is entitled to an Annual Bonus of 200% of his 2009 salary.

Donald W. Pearson, Chief Financial Officer – 25% of his Annual Bonus is based on the Company’s working capital as a percentage of sales and 75% of his bonus is based on the Company’s consolidated EBITDA.  If the threshold performance targets are achieved, Mr. Pearson is entitled to an Annual Bonus of 60% of his 2009 salary.  If the maximum performance targets are achieved, Mr. Pearson is entitled to an Annual Bonus of 100% of his 2009 salary.

Gary L. Castagna, Senior Vice President – 16.7% of his Annual Bonus is based on the Company’s working capital as a percentage of sales, 8.3% of his bonus is based on the Company’s consolidated EBITDA and 75% of his bonus is based on the operating profit of our Minerals segment.  If the threshold performance targets are achieved, Mr. Castagna is entitled to an Annual Bonus of 60% of his 2009 salary.  If the maximum performance targets are achieved, Mr. Castagna is entitled to an Annual Bonus of 100% of his 2009 salary.

Ryan F. McKendrick, Senior Vice President– 16.7% of his Annual Bonus is based on the Company’s working capital as a percentage of sales, 8.3% of his bonus is based on the Company’s consolidated EBITDA and 75% of his bonus is based on the operating profit of our Environmental and Oilfield Services segments.  If the threshold performance targets are achieved, Mr. McKendrick is entitled to an Annual Bonus of 60% of his 2009 salary.  If the maximum performance targets are achieved, Mr. McKendrick is entitled to an Annual Bonus of 100% of his 2009 salary.

In the Compensation Discussion and Analysis section of our 2010 Proxy Statement and in addition to the above, we will also disclose the following information regarding our Annual Bonuses for each of our named executive officers: (i) the specific target performance range for each performance component (not included above to avoid being construed to have issued earnings guidance and to avoid competitive harm) and (ii) the amounts paid in 2009 under the Annual Bonus.

Annual Performance-Based Cash Bonus, page 12

  8.         Comment:       We note your statements regarding the fact that no officer received a performance-based bonus in 2008 under the Annual Incentive Plan.  Please clarify why no bonuses were paid.  For example, if the performance metrics were not met, disclose this fact.

Response:       For the fiscal year ended December 31, 2008, none of our executive officers achieved the relevant performance metrics under our annual bonus program.  Therefore, none of the executive officers received a performance bonus.  In future filings, in the event any of our named executive officers are not paid all or any portion of their annual bonus, we will clarify the reasons why the bonuses were not paid.

Equity Based Compensation – Long-Term Incentive, page 13

  9.         Comment:       Please provide more detailed disclosure of how your compensation committee determined the number of stock options granted to each named executive officer in 2008, including a discussion of the factors you list in this section, such as AMCOL’s performance, relative shareholder return, etc.

Response:         We hereby confirm that in our 2010 Proxy Statement and other relevant future filings we will include a more detailed discussion of how the Compensation Committee determined the number of stock options granted to each executive officer in 2009.  In accordance with paragraphs (b)(l)(iii) and (v) of Regulation S-K Item 402, for each named executive officer, the 2010 Proxy Statement will discuss the various items, including corporate and individual performance, that the Compensation Committee considered in determining the form and level of equity award.

(7) Income Taxes, page 66

  10.       Comment:       We note you have disclosed a reconciling item within your rate reconciliation for ‘‘percentage depletion”, which has the effect of reducing your effective income tax rate.  Please clarify whether this caption relates to the tax holiday disclosure that you have provided under the tabular rate reconciliation disclosure.  If so, please add disclosure in future filings to clarify this fact.  If not, please describe the nature of this decrease to your effective tax rate and clarify the jurisdiction and assets or activity that generates the decrease.

Response:       Depletion deductions are federal tax deductions that arise from extracting minerals from the ground and do not relate to our tax holidays.  In our rate reconciliation, percentage depletion deductions are listed as their own reconciling line item and represent 6.6% of pretax income.  The effect of our tax holidays are included within the “Foreign tax rates” reconciling line item, which amounts to a total of 6.1% of pretax income.

A deduction for depletion is allowed in determining the taxable income from natural resources.  The deduction is similar to depreciation in that it allows the taxpayer to recover the cost of an asset over the resources’ productive life.  It is different to depreciation, however, in that depletion deductions are a permanent book to tax difference whereas depreciation deductions are temporary in nature.  Hence, depletion deductions affect the effective tax rate whereas depreciation deductions do not.  We calculate depletion under the percentage depletion method based upon revenues and costs from our mining activities in the United States.

In our future filings, we will expand the disclosure to include a description of depletion deductions as outlined above.

 (10) Leases, page 70

  11.       Comment:       We note your disclosures regarding the sale-leaseback transaction entered on March 10, 2008 related to the new corporate facility.  We understand the transaction did not occur until construction of the facility was completed during the fourth quarter of fiscal year 2008, with the lease payments to begin January 2009.  To assist us in understanding your accounting for this transaction, please provide us with a detailed account of the material terms of the sale-leaseback arrangement and whether a gain or loss has been recognized.  In addition, tell us how you accounted for the arrangement on March 10, 2008, from that time during construction of the facility through fiscal year 2008 and upon completion of construction in late fiscal year 2008.  In your response, please tell us if you held substantially all of the construction period risks during construction of the facility.

                Response:       On March 10, 2008, we entered into a transaction with a buyer-lessor whereby the buyer-lessor purchased land and construction in process from us for approximately $10.5 million.  Coincident with this purchase, we entered into a lease agreement with the buyer-lessor to lease the land and improvements upon their completion, which was expected to be in late 2008.

Because we had incurred approximately $7.3 million in construction costs prior to entering into the arrangement with the buyer-lessor, we failed item two of the six special provisions noted in EITF 97-10, The Effect of Lessee Involvement in Asset Construction (and further clarified in Question 10 of EITF 96-21, Implementation Issues in Accounting for Leasing Transactions involving Special-Purpose Entities) which  requires that a lessee be considered the owner of the real estate project despite the fact that the present value of the lessee's maximum guarantee may be  less than 90 percent of the total project costs.   EITF 97-10 provides that if a lessee is considered the owner of an asset during the construction period, then a sale and leaseback of the asset effectively occurs when construction of the asset is complete and the lease term begins.  Thus, we accounted for the sale of both the land and the building as a sale leaseback when the construction was completed.

The construction of the asset was completed in November of 2008.  Prior to that time, we continued to report both the land and construction in progress on our balance sheet based on the guidance in EITF 97-10 and FAS 98, Accounting for Leases, as we have continuing involvement with the land during the construction period.  Cash proceeds for the land of $3.2 million were recorded as a financing obligation during the construction period.  Additional construction expenditures funded by the buyer-lessor to complete the asset throughout 2008 were also reflected as financing proceeds.  Upon completion of the asset in November 2008, we reviewed the provisions of the agreements and determined that the transaction complied with the sale leaseback requirements of FAS 98 and as an operating lease under FAS 13, Accounting for Leases.  As a result, the construction project (including land) and corresponding financing/construction liability were removed from our balance sheet and the transaction will be accounted for as an operating lease prospectively.  There was no material gain or loss reported on the transaction as all construction costs were fully reimbursed by the buyer-lessor.

Commencing in 2009, the Company will owe $2.5 million in annual minimum lease payments which increase by 2% each year throughout the term of the lease ending in December 2028.  Consistent with the operating lease model of accounting, the Company will recognize these rents on a straight line basis over the lease term.  The Company has four five year renewals at the fair market value at the commencement of each renewal.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Report of Independent Auditor, page 5

  12.       Comment:       The audit opinion of Ashapura Minechem Limited makes reference to audit reports issued by other auditors related to certain subsidiaries and joint venture companies of Ashapura.  In accordance with Auditing Standards, Section 543 and the requirements of Regulation S-X, Rule 2-05, the reports of the other auditors are required to be filed and presented in the Form 10-K/A.  Please amend your filing to present such reports of these other auditors.

Response:       We have received a new audit opinion of Ashapura Minechem Limited which has been revised to omit any reference to audit reports issued by other auditors.  Our Amendment will include the revised audit opinion, and only the revised audit opinion (i.e. we will not include any of the Ashapura Minechem Limited consolidated financial statements or schedules).

Exhibits 31.1, 31.2 and 32

  13.       Comment:       In your amended filing, please ensure your certifications correctly refer to the Form 10-K/A.

Response:       The Amendment will include certifications which correctly refer to the Form 10-K/A.

* * * *

The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours, /s/ Donald W. Pearson Donald W. Pearson Chief Financial Officer